AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2018
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

011
Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Net Proceeds in Currency (million)	Dealer
INR 200 million Zero Coupon Notes _Tap 4	Borrowing	02-Jul-18	09-Jul-18	17-May-24	INR 131.16	BNP Paribas
TRY 5 million Fixed Rate Notes	Borrowing	03-Jul-18	31-Jul-18	02-Aug-21	TRY 5.00	Societe Generale
TRY 41 million Zero Coupon "Improve the Quality of Life for the People of Africa" Notes	Borrowing	03-Jul-18	10-Aug-18	13-Aug-20	TRY 31.78	Credit Agricole Corporate & Investment Bank
MXN 20 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	04-Jul-18	08-Aug-18	09-Aug-22	MXN 20.00	BNP Paribas
MXN 30 million Zero Coupon "Improve the Quality of Life for the People of Africa" Notes	Borrowing	09-Jul-18	16-Aug-18	17-Aug-23	MXN 21.83	Credit Agricole Corporate & Investment Bank
INR 68 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes _ Tap 1	Borrowing	11-Jul-18	09-Aug-18	10-Aug-22	INR 68.00	Credit Agricole Corporate & Investment Bank
JPY 500 million Callable capped PRDC Notes	Borrowing	11-Jul-18	02-Aug-18	02-Aug-38	JPY 500.00	Daiwa Capital Markets
BRL 4.8 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes"	Borrowing	13-Jul-18	05-Sep-18	06-Sep-22	BRL 4.80	Credit Agricole Corporate & Investment Bank
IDR 30 billion Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	13-Jul-18	05-Sep-18	06-Sep-22	IDR 30,000.00	Credit Agricole Corporate & Investment Bank
TRY 3 million Fixed Rate Notes _Tap 1	Borrowing	13-Jul-18	31-Jul-18	02-Aug-21	TRY 3.00	Societe Generale
INR 90 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	18-Jul-18	23-Aug-18	24-Aug-22	INR 90.00	BNP Paribas
INR 93 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	23-Jul-18	24-Aug-18	27-Aug-21	INR 93.00	Credit Agricole Corporate & Investment Bank
JPY 100 million Callable Capped PRDC Notes	Borrowing	25-Jul-18	09-Aug-18	10-Aug-48	JPY 100.00	Daiwa Capital Markets
MXN 5.5 million Zero Coupon "Improve the Quality of Life for the People of Africa" Notes _Tap 1	Borrowing	26-Jul-18	16-Aug-18	17-Aug-23	MXN 4.00	Credit Agricole Corporate & Investment Bank
BRL 5 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	27-Jul-18	05-Sep-18	06-Sep-22	BRL 5.00	Credit Agricole Corporate & Investment Bank
JPY 200 million Callable Capped PRDC Notes	Borrowing	27-Jul-18	13-Aug-18	01-Aug-28	JPY 200.00	Daiwa Capital Markets
MXN 20 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	03-Aug-18	06-Sep-18	07-Sep-21	MXN 20.00	Credit Agricole Corporate & Investment Bank
MXN 12.1 million Zero Coupon "Improve the Quality of Life for the People of Africa" Notes _Tap 2	Borrowing	03-Aug-18	16-Aug-18	17-Aug-23	MXN 12.10	Credit Agricole Corporate & Investment Bank
ZAR 18 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	10-Aug-18	13-Sep-18	14-Sep-22	ZAR 18.00	HSBC
AUD 10 million Fixed Rate Notes	Borrowing	20-Aug-18	28-Aug-18	28-Aug-28	AUD 10.00	Credit Agricole Corporate & Investment Bank
IDR 70 billion Fixed Coupon IDR Notes	Borrowing	20-Aug-18	16-Oct-18	17-Oct-22	IDR 70,000.00	JP Morgan
AUD 5.622 million Fixed Rate Notes "	Borrowing	21-Aug-18	28-Aug-18	22-Aug-23	AUD 5.62	Nomura Inter. Plc
USD 16.623 million Fixed Rate Notes	Borrowing	21-Aug-18	28-Aug-18	22-Aug-23	USD 16.62	Nomura Inter. Plc
INR 96 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	21-Aug-18	27-Sep-18	28-Sep-21	INR 96.00	Credit Agricole Corporate & Investment Bank
BRL 60 million 2yr Fixed Rate "Feed Africa" Notes	Borrowing	28-Aug-18	04-Sep-18	04-Sep-20	BRL 60.00	Daiwa Capital Markets
MXN 25 million 4yr Fixed Rate Notes	Borrowing	29-Aug-18	03-Oct-18	04-Oct-22	MXN 25.00	BNP Paribas
ZAR 50 million 3yr Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	31-Aug-18	10-Sep-18	10-Sep-21	ZAR 50.00	NatWest
JPY 100 million Callable Capped Notes	Borrowing	04-Sep-18	27-Sep-18	28-Sep-48	JPY 100.00	Daiwa Capital Markets
SEK 500 million Fixed Rate "Light up and Power Africa" Notes_ Tap 2	Borrowing	04-Sep-18	11-Sep-18	27-Sep-27	SEK 500.00	Handelsbanken Capital Markets
BRL 5 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	05-Sep-18	11-Oct-18	14-Oct-22	BRL 5.00	HSBC
MXN 32 million Zero Coupon "Improve the Quality of Life for the People of Africa" Notes	Borrowing	11-Sep-18	18-Oct-18	19-Oct-23	MXN 32.00	Credit Agricole Corporate & Investment Bank
INR 310 million Fixed Rate Notes	Borrowing	13-Sep-18	29-Oct-18	30-Oct-23	INR 310.00	JP Morgan
USD 10.45 million Fixed Rate Notes	Borrowing	14-Sep-18	30-Oct-18	28-Oct-21	USD 10.45	BNP Paribas
MXN 195 million Fixed Rate Notes	Borrowing	14-Sep-18	30-Oct-18	28-Oct-21	MXN 195.00	BNP Paribas
INR 97 million Fixed Rate "Improve the Quality of Life for the People of Africa" Notes	Borrowing	25-Sep-18	25-Oct-18	26-Oct-21	INR 97.00	Credit Agricole Corporate & Investment Bank
BRL 62.5 million Fixed Rate Notes	Borrowing	27-Sep-18	15-Oct-18	29-Nov-21	BRL 62.50	Daiwa Capital Markets

ECP transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial Paper	11-Jul-18	13-Jul-18	13-Aug-18	USD 50.00	Barclays

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
ZAR 31 million Fixed Rate "Education Bond"	1-Jun-12	11-Jul-12	12-Jul-18	ZAR 31.00
BRL 17.3 million Fixed Rate "Education Bond"	22-Jun-12	30-Jul-12	31-Jul-18	BRL 17.30
USD 500 million Floating Rate Notes	9-Jun-16	16-Jun-16	1-Aug-18	USD 500.00
AED 500 million Fixed Rate Notes	26-Jan-17	2-Feb-17	1-Aug-18	AED 500.00

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	11-Jul-18	13-Jul-18	13-Aug-18	USD 50.00	Barclays

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not call any bond during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 30 September 2018.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer